SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For IMMEDIATE RELEASE                                          28 NOVEMBER 2006

                                     SkyePharma PLC
                   Solaraze(R) Receives Approval in Australia

LONDON,  ENGLAND,  28 November,  2006 - SkyePharma PLC (LSE: SKP; NASDAQ:  SKYE)
today  announces  that  Solaraze(R),  its  topical  3% gel  (diclofenac  sodium)
treatment  for actinic  keratosis,  has been  approved for  registration  by the
Australian   Government  Department  of  Health  and  Ageing  Therapeutic  Goods
Administration (TGA).

Actinic  keratosis  is the  most  frequently  occurring  form of  carcinoma  'in situ'(1) and has  approximately a 10% risk of developing into invasive  squamous cell carcinoma(2).

SkyePharma's  marketing partner in Australia is Shire Pharmaceuticals plc, which
hopes  to  launch   Solaraze(R)  in  early  2007  subject  to  discussions  with distributors and approval of product information by the TGA.

SkyePharma will receive double digit royalty payments on net sales once marketed.

Frank Condella, CEO, SkyePharma said:
"We are delighted to receive approval from the Australian Therapeutic Goods
Administration and look forward to the launch of Solaraze(R) in Australia next year."

For further information please contact:
SkyePharma PLC                                          +44 207 491 1777
Frank Condella, Chief Executive Officer
Ken Cunningham, Chief Operating Officer

Buchanan Communications                                 +44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

The Trout Group                                         + 1 617 583 1308
Seth Lewis

Notes for editors

About SkyePharma

SkyePharma PLC develops  pharmaceutical  products  benefiting from world-leading drug delivery  technologies  that provide  easier-to-use and more effective drug formulations.  There are now eleven approved products incorporating SkyePharma's technologies  in the areas of oral,  injectable,  inhaled and topical  delivery, supported by advanced solubilisation capabilities.  For more information,  visit
www.skyepharma.com.

About actinic keratosis

Actinic  Keratoses (AKs) are an early stage skin cancer recently  defined by the
European   Dermatology   Forum  as  in-situ   squamous  cell  carcinoma   (SCC).
Approximately  10% of AK lesions are thought to progress to invasive  SCC(2) and
40% of immuno-compromised  patients will develop pre-malignant or malignant skin tumours(3).  Epidemiological  data  show  high  occurrence  rate  of  AKs in the population  with  skin  phototype  I-III  and an  increase  in the last  decades worldwide(1).  In  Europe a  prevalence  of 15% in men and 6% in women  has been documented in a UK study(4). In those over the age of 70 years, 34% of males and
18% of females were found to have AKs(3). More than 10 million people in the USA are affected and in Australia a very high  prevalence has been reported,  52% of
Australian men aged 30-70 years and 36% of women in the same age range have been found to have AK(5,6).

About SolarazE(TM) 3% gel (diclofenac sodium)

Solaraze(TM)  is a topical gel consisting of 3% diclofenac in a 2.5%  hyaluronic acid base and is indicated for the  management/treatment  of actinic  keratosis.
Diclofenac , a widely used  non-steroidal  anti-inflammatory  drug (NSAID) has a high affinity for  cyclooxygenase-2  (COX-2),  an enzyme that appears to play an important role in the  development  of AK. The  hyaluronic  acid component is an inert delivery system that  intensifies the therapeutic  effect of diclofenac by minimizing  its systemic  absorption  and ensuring it locates to the target site within the epidermis(7).

Outside  North  America,  Solaraze(R)  is marketed by Shire  Pharmaceuticals  in
Europe,  and it has rights in Australia,  New Zealand,  South Africa and certain
Pacific  Rim  territories.  Bradley  Pharmaceuticals  is the  licensee  in North
America.  North  American  sales in the first half of 2006 more than  doubled to
$10.0 million,  whilst those outside North America by Shire Pharmaceuticals were
$6.9 million,  up by 28% on the prior year period.  SkyePharma receives a double digit royalty on licensees' sales of Solaraze(R). References:

1. Guideline for the management of actinic keratoses. Developed by the
   Guidelines subcommittee of the European Dermatology Forum 2006.
2. Glogau R. The risk of progression to invasive disease. J Am Acad Dermatol
   2000; 42:23-24
3. Stockfleth et al. Epithelial malignancies in organ transplant patients:
   Clinical presentations and new methods of treatment.  Recent results in cancer research Vol 160. Springer Verlag Berlin Heidelberg 2002
4. Memon AA et al. Prevalence of solar damage and actinic keratosis in a
   Merseyside population. British Journal of dermatology 2000;142:1154-1159
5. Frost CA et al, The prevalence and determinants of Solar Keratoses at a sun-tropical latitude (Queensland, Australia). Br J Dermatol 1998; 139:
   1033-1039
6. Fact sheet: Actinic Keratoses and Skin Cancer. American Academy of
   Dermatology November 2006 p251-258
   http://www.aad.org/public/News/DermInfo/ActKerSkCancerFAQ.htm
7. Brown MB and Jones SA . Hyaluronic acid: a unique topical vehicle for the localized delivery of drugs to the skin. J Eur Acad Dermatol Venereol 2005;
   19: 308-311
Certain  statements in this news release are  forward-looking  statements and are  made in  reliance  on the  safe  harbour  provisions  of the  U.S.  Private
Securities  Litigation  Act of  1995.  Although  SkyePharma  believes  that  the expectations  reflected in these forward-looking  statements are reasonable,  it can give no assurance  that these  expectations  will  materialize.  Because the expectations  are subject to risks and  uncertainties,  actual  results may vary significantly from those expressed or implied by the forward-looking  statements based upon a number of factors,  which are  described in  SkyePharma's  20-F and other  documents  on file with the SEC.  Factors  that could  cause  differences between  actual  results  and those  implied by the  forward-looking  statements contained in this news release include, without limitation, risks related to the development  of  new  products,  risks  related  to  obtaining  and  maintaining regulatory  approval for existing,  new or expanded  indications of existing and new products, risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's and its marketing partners'
ability to market  products on a large scale to maintain or expand  market share in the face of changes in customer  requirements,  competition and technological change,  risks related to regulatory  compliance,  the risk of product liability claims,  risks related to the ownership and use of  intellectual  property,  and risks related to SkyePharma's ability to manage growth. SkyePharma undertakes no obligation  to revise or update any such  forward-looking  statement  to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   November 28, 2006